SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated March 6, 2019	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: March 7, 2019

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for

First Quarter Fiscal Year 2019

- First Quarter 2019 Net Revenue Up 18.8% Year-Over-Year to $42.6 Million, Exceeding High-End of Guidance Range -

- First Quarter 2019 Cash Receipts from Online Course Registration

Up 50.1% Year-Over-Year to $60.5 Million -

- First Quarter 2019 Cash Flow from Operations Up 101.6% Year-Over-Year to $26.6 Million -

BEIJING —March 6, 2019— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the first quarter of fiscal year 2019 ended December 31, 2018.

First Quarter Fiscal 2019 Financial and Operational Highlights

•	Net revenue increased by 18.8% to $42.6 million from $35.9 million in the prior year period.

•	Total course enrollments were 1,284,000, an increase of 4.6% from the first quarter of fiscal 2018.

•	Cash receipts from online course registration were $60.5 million, a 50.1% increase from the first quarter of fiscal 2018.

•	Gross profit decreased by 2.8% to $17.0 million from $17.5 million in the prior year period.

•	Non-GAAP[1] gross profit decreased by 2.9% to $17.0 million from $17.5 million in the prior year period.

•	Gross margin was 39.9%, compared with 48.8% in the prior year period. Non-GAAP1 gross margin was 40.0%, compared with 48.9% in the prior year period.

•	Operating loss was $2.2 million, compared with operating income of $5.1 million in the prior year period.

•	Non-GAAP[1] operating loss was $1.7 million, compared with non-GAAP[1] operating income of $5.6 million in the prior year period.

•	Net income was $1.9 million, compared with net income of $94,000 in the prior year period.

•	Non-GAAP[1] net income was $2.4 million, compared with non-GAAP[1] net income of $0.6 million in the prior year period.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•

Basic and diluted net income per American Depositary Share (“ADS”) were $0.057, compared with basic and diluted net income per ADS of $0.003 for the first quarter of fiscal 2018. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.073 and $0.072, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.018 for the first quarter of fiscal 2018.

•	Cash flow from operations increased by 101.6% to $26.6 million from $13.2 million in the first quarter of fiscal 2018.

•	Disposal of Tax School Program was completed on December 29, 2018.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “In the first quarter of fiscal 2019, net revenue increased by 18.8% year-over-year, exceeding the high end of our guidance range and reflecting the resilience of our business model in the face of a softer economic environment, as professionals seek self-improvement and career advancement through continued study. As such, we have retained strong momentum in generating cash receipts from online course registration through a portfolio of course offerings across our core verticals, designed in accordance with market demand. Total cash receipts from online course registration increased by approximately 50% year-over-year in the first quarter, primarily as a result of strong cash receipt growth in our core verticals of accounting and healthcare, and more student enrollments in our longer duration premium and elite classes compared with the year-ago period.

Mr. Zhu concluded, “As China’s preeminent provider of online education and value-added services for professionals and corporate clients, we strive to build industry-leading education verticals that promote our lifelong learning ecosystem. With a proven business model and powerful growth initiatives in place, we look forward to continuing our relentless efforts to grow our diversified industry verticals and broaden our course offerings and services in key academic disciplines.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, said, “While our first quarter revenue came in ahead of expectations, we recorded an operating loss in the first quarter, primarily due to the amortization expenses of intangibles arising from the acquisition of Beijing Ruida of $1.7 million, an increase in rental expenses from our new office location in Beijing, higher commissions to agents, and higher advertising and promotional expenses. Nonetheless, we are very encouraged by the strong operating cash flow in the quarter which grew over 100% year-over-year, bolstered by the robust growth in cash receipts from online course registration.”

Mr. Marostica, continued, “Despite the first quarter operating loss, we believe we will see year-over-year improvement in our operating margins in fiscal year 2019 as a result of our expectation of healthy revenue growth in the fiscal year, together with the implementation of certain expense control measures. As we head into our busy enrollment season, we are focused on continuing to balance growth with a strong emphasis on profitability and expense controls.”

CEO Share Purchase Plan

As announced on June 25, 2018 by the Company, Mr. Zhengdong Zhu, Chairman and CEO of CDEL, had informed the Company of his intention to use his personal funds to purchase the Company’s shares for an amount up to a maximum of $25 million within one year. As of February 28, 2019, Mr. Zhu had bought a total of approximately $8.9 million of the Company’s ordinary shares and ADSs pursuant to a 10b5-1 plan in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

First Quarter Fiscal 2019 Financial Results

Net Revenue. Total net revenue increased by 18.8% to $42.6 million in the first quarter of fiscal 2019 from $35.9 million in the first quarter of fiscal 2018. Net revenue from online education services, books and reference materials, and other sources contributed 58.8%, 15.0% and 26.2%, respectively, of total net revenues for the first quarter of fiscal 2019.

Online education services. Net revenue from online education services increased by 11.6% to $25.0 million in the first quarter of fiscal 2019 from $22.4 million in the first quarter of fiscal 2018, mainly due to revenue growth from the accounting vertical, partially offset by a decrease in revenue from the healthcare vertical. The softer growth in revenue from online education services was mainly due to the adoption of U.S. GAAP ASC 606, Revenue from Contracts with Customers, which impacted the timing of revenue recognition related to our premium classes. Under the accounting standards in effect in the prior period, a significant portion of revenue from premium classes related to our 2017 Intermediate and Advance Level Accounting Professional Qualifications Exams, CPA Qualification Exam and National Practicing Medical Doctor Qualification Exam was considered contingent and deferred until the release of the related exam results and the expiration of the students’ right to retake the course which typically occurred in the first quarter of each fiscal year. Under the new standard, revenue related to the premium classes is recognized over the expected service period using best estimates, which results in a decrease in revenue growth in the first quarter of fiscal 2019.

Books and reference materials. Net revenue from books and reference materials increased by 169.5% to $6.4 million in the first quarter of fiscal 2019, from $2.4 million in the first quarter of fiscal 2018, mainly due to book sale revenue contributed by Beijing Ruida.

Others. Net revenue from other sources increased by 1.0% to $11.2 million in the first quarter of fiscal 2019 from $11.1 million in the first quarter of fiscal 2018, primarily due to revenue from legal professional training courses contributed by Beijing Ruida. The increase in revenue from other sources was partially offset by the decrease in revenue from both business start-up training services and the sale of learning simulation software.

Cost of Sales. Cost of sales increased by 39.3% to $25.6 million in the first quarter of fiscal 2019 from $18.4 million in the first quarter of fiscal 2018. Non-GAAP1 cost of sales increased by 39.5% to $25.6 million in the first quarter of fiscal 2019 from $18.3 million in the first quarter of fiscal 2018. The increase was mainly due to increased salaries and related expenses, increased rental and related expenses associated with the Company’s new office space in Beijing and offline training courses, and expenses associated with Beijing Ruida, including amortization expenses of intangibles arising from the acquisition of Beijing Ruida.

Gross Profit and Gross Margin. Gross profit was $17.0 million in the first quarter of fiscal 2019, down 2.8% from $17.5 million in the prior year period. Non-GAAP1 gross profit was $17.0 million, decreasing by 2.9% from $17.5 million in the prior year period. Gross margin was 39.9% in the first quarter of fiscal 2019, compared with 48.8% in the first quarter of fiscal 2018. Non-GAAP1 gross margin was 40.0% in the first quarter of fiscal 2019, compared with 48.9% in the first quarter of fiscal 2018.

Operating Expenses. Total operating expenses increased by 47.4% to $20.8 million in the first quarter of fiscal 2019, from $14.1 million in the prior year period. Non-GAAP1 total operating expenses increased by 48.8% to $20.3 million in the first quarter of fiscal 2019, from $13.7 million in the prior year period.

Selling expenses. Selling expenses increased by 58.8% to $14.5 million in the first quarter of fiscal 2019 from $9.1 million in the prior year period. Non-GAAP1 selling expenses increased by 59.0% to $14.5 million in the first quarter of fiscal 2019 from $9.1 million in the prior year period. The increase was primarily driven by higher commissions to agents, higher advertising and promotional expenses, expenses associated with Beijing Ruida, and other miscellaneous selling expenses.

General and administrative expenses. General and administrative expenses increased by 26.6% to $6.3 million in the first quarter of fiscal 2019 from $5.0 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 28.4% to $5.9 million in the first quarter of fiscal 2019 from $4.6 million in the prior year period. The increase was mainly due to the provision for doubtful debts associated with our accounting continuing education and legal education businesses, and expenses associated with Beijing Ruida.

Gain on Deconsolidation of a Subsidiary. Gain on deconsolidation of a subsidiary of $6.9 million related to the gain on disposal of 60% equity interest, and fair value change of remaining 40% equity interest, in Champion Tax Advisory or “Tax School Program.”

Income Tax Expense. Income tax expense increased by 41.9% to $1.0 million in the first quarter of fiscal 2019 from $0.7 million in the prior year period, primarily due to an increase in taxable income.

Net Income. As a result of the foregoing, net income was $1.9 million in the first quarter of fiscal 2019, compared with net income of $94,000 in the prior year period. Non-GAAP1 net income was $2.4 million in the first quarter of fiscal 2019, compared with non-GAAP1 net income of $0.6 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 101.6% to $26.6 million in the first quarter of fiscal 2019 from $13.2 million in the prior year period. The operating cash inflow was mainly attributable to the decrease in accounts receivable and deferred tax assets, and the increase in deferred revenue generated from our professional education services segment, and amount due to related parties. The operating cash inflow was partially offset by the increase in inventories, prepayments and other current assets, other non-current assets, and the decrease in accrued expenses and other liabilities, and refundable fees.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments. Cash and cash equivalents, restricted cash and short-term investments as of December 31, 2018 increased by 10.9% to $110.5 million from $99.6 million as of September 30, 2018, mainly due to the operating cash inflow generated in the first quarter of fiscal 2019, which was partially offset by the capital expenditure of $7.5 million, mainly relating to our new office space in Beijing and new office building in Xiamen, and the repayment of an offshore loan of $5.0 million.

New Revenue Accounting Standard

On October 1, 2018, the Company adopted Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that the performance of which were not completed as of October 1, 2018. Results for reporting periods beginning October 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. The Company assessed variable consideration related to certain types of its online education services over the expected service period, as well as incremental commission fees of obtaining a contract which were capitalized and amortized over the expected service period. The cumulative effect of initially applying the new standard of $9.7 million was recorded as an adjustment to the opening balance of retained earnings upon adoption.

Outlook

For the second quarter of fiscal 2019, the Company expects to generate total net revenue in the range of $33.3 million to $34.8 million, representing year-over-year growth of approximately 12% to 17%.

For fiscal year 2019, the Company expects to generate total net revenues in the range of $208.3 million to $216.7 million, representing year-over-year growth of approximately 25% to 30%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, March 7, 2019 (9:00 p.m. Beijing Time on Thursday, March 7, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free: +1-866-519-4004

International: +65-6713-5090

Mainland China: 400-620-8038

Hong Kong: +852-3018-6771

United Kingdom: +44-203-6214-779

Passcode: CDEL or DL

A telephone replay will be available two hours after the call until March 14, 2019 by dialing:

US Toll Free: +1-855-452-5696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 1583949

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, practical accounting training courses for college students and working professionals, as well as third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the second quarter and full fiscal year 2019 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including the promotion of the Company’s lifelong learning ecosystem, as well as cost control and year-over-year improvement of operating margins) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin, and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such items may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext. 1826 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: DL@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2018	December 31, 2018
Assets:
Current assets:
Cash and cash equivalents	30,826	46,064
Restricted cash	51,736	47,467
Short-term investments	17,073	16,966
Accounts receivable, net of allowance for doubtful accounts of US$1,516 and US$1,342 as of December 31, 2018 and September 30, 2018, respectively	7,280	5,638
Inventories	2,782	4,120
Prepayment and other current assets	17,054	22,063
Deferred cost	1,125	1,422

Total current assets	127,876	143,740

Non-current assets:
Property, plant and equipment, net	27,972	37,849
Goodwill	79,561	79,342
Long term investments	33,837	37,328
Other intangible assets, net	39,500	37,792
Deposit for purchase of non-current assets	8,126	4,232
Deferred tax assets	5,711	4,467
Other non-current assets	6,387	10,265

Total non-current assets	201,049	211,275

Total assets	328,925	355,015

Liabilities and equity:
Current liabilities:
Bank borrowings	50,975	48,786
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$33,309 and US$34,993 as of December 31, 2018 and September 30, 2018, respectively)	42,141	38,922
Amount due to related parties	—	1,476
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$6,584 and US$4,847 as of December 31, 2018 and September 30, 2018, respectively)	9,293	9,244
Deferred revenue, current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$77,407 and US$77,299 as of December 31, 2018 and September 30, 2018, respectively)	78,194	78,274
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,976 and US$13,837 as of December 31, 2018 and September 30, 2018, respectively)	13,837	2,976

Total current liabilities	194,440	179,678

Non-current liabilities:
Deferred tax liabilities	12,693	12,264
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$28,565 and US$nil as of December 31, 2018 and September 30, 2018, respectively)	—	28,565
Long-term bank borrowing	12,027	9,105

Total non-current liabilities	24,720	49,934

Total liabilities	219,160	229,612

Equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 133,778,721 and 133,275,521 shares issued and outstanding at December 31, 2018 and September 30, 2018, respectively)	13	13
Additional paid-in capital	21,557	22,064
Accumulated other comprehensive loss	(7,013)	(5,227)
Retained earnings	29,717	41,327

Total China Distance Education Holdings Limited shareholder’s equity	44,274	58,177
Noncontrolling interests	65,491	67,226

Total equity	109,765	125,403

Total liabilities and equity	328,925	355,015

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2017	2018
Sales, net of business tax, value-added tax and related surcharges:
Online education services	22,433	25,044
Books and reference materials	2,377	6,404
Others	11,068	11,175
- Sale of learning simulation software	6,160	5,003
- Business start-up training services	1,407	680
- Others	3,501	5,492

Total net revenues	35,878	42,623

Cost of sales
Cost of services and others	(16,339)	(22,174)
Cost of tangible goods sold	(2,042)	(3,435)

Total cost of sales	(18,381)	(25,609)

Gross profit	17,497	17,014

Operating expenses
Selling expenses	(9,121)	(14,483)
General and administrative expenses	(4,996)	(6,327)

Total operating expenses	(14,117)	(20,810)
Other operating income	1,729	1,623

Operating income (loss)	5,109	(2,173)

Interest income	457	663
Interest expense	(748)	(793)
Gain from deconsolidation of a subsidiary	—	6,869
Exchange (loss)/gain	(1,899)	76

Income before income taxes	2,919	4,642
Income tax expense	(671)	(952)
(Loss)/Gain from equity method investment	(29)	279

Net income	2,219	3,969
Net income attributable to noncontrolling interest	(2,125)	(2,057)

Net income attributable to China Distance Education Holdings Limited	94	1,912

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.001	0.014
Diluted	0.001	0.014

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.003	0.057
Diluted	0.003	0.057

Weighted average shares used in calculating net income per share:
Basic	131,667,052	132,795,272

Diluted	132,338,042	133,504,788

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2017	2018
	(Unaudited)	(Unaudited)
Cost of sales	18,381	25,609
Share-based compensation expense in cost of sales	45	23
Non-GAAP cost of sales	18,336	25,586

Selling expenses	9,121	14,483
Share-based compensation expense in selling expenses	20	10
Non-GAAP selling expenses	9,101	14,473

General and administrative expenses	4,996	6,327
Share-based compensation expense in general and administrative expenses	438	473
Non-GAAP general and administrative expenses	4,558	5,854

Gross profit	17,497	17,014
Share-based compensation expenses	45	23
Non-GAAP gross profit	17,542	17,037

Gross profit margin	48.8%	39.9%
Non-GAAP gross profit margin	48.9%	40.0%

Operating income/(loss)	5,109	(2,173)
Share-based compensation expenses	503	506
Non-GAAP operating income/(loss)	5,612	(1,667)

Operating margin	14.2%	(5.1%)
Non-GAAP operating margin	15.6%	(3.9%)

Net income	94	1,912
Share-based compensation expense	503	506
Non-GAAP net income	597	2,418

Net income margin	0.3%	4.5%
Non-GAAP net income margin	1.7%	5.7%

Net income per share—basic	0.001	0.014
Net income per share—diluted	0.001	0.014
Non-GAAP net income per share—basic	0.005	0.018
Non-GAAP net income per share—diluted	0.005	0.018

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.003	0.057
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.003	0.057
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.018	0.073
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.018	0.072

Weighted average shares used in calculating basic net income per share	131,667,052	132,795,272
Weighted average shares used in calculating diluted net income per share	132,338,042	133,504,788
Weighted average shares used in calculating basic non-GAAP net income per share	131,667,052	132,795,272
Weighted average shares used in calculating diluted non-GAAP net income per share	132,338,042	133,504,788

Note 1: Each ADS represents four ordinary shares